                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF

                       THE SECURITIES EXCHANGE ACT OF 1934


                          For the month of April, 2004

                     CHINA SOUTHERN AIRLINES COMPANY LIMITED
                 (Translation of registrant's name into English)

                          Baiyun International Airport
                      Guangzhou, People's Republic of China
                    (Address of principal executive offices)


     (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

     Form 20-F.   X            Form 40-F.
                -----                     -----

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes.                No.   X
          -----              -----

     (If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-            .)
                                                 ------------

     China Southern Airlines Company Limited (the "Company") on April 29, 2004 published in local newspapers in Hong Kong an announcement in Chinese and English, respectively, concerning the Company's first quarterly report of 2004. A copy of the English announcement is included in this Form 6-K of the Company.


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The Stock Exchange of Hong Kong Limited takes no responsibility for the content of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the content of this announcement.


                      [COMPANY NAME IN CHINESE CHARACTER]
                    CHINA SOUTHERN AIRLINES COMPANY LIMITED
 (a joint stock limited company incorporated in the People's Republic of China with limited liability)

                               (STOCK CODE: 1055)

                         FIRST QUARTERLY REPORT OF 2004

SUMMARY

The unaudited financial statements of the Company for the first quarter of 2004 were prepared in accordance with the PRC GAAP.

This announcement is made by the Company pursuant to Rule 13.09 of the Listing Rules.

1.   IMPORTANT NOTICE

     This announcement is made by China Southern Airlines Company Limited (the "Company") pursuant to Rule 13.09 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules").

     The Directors of the Company collectively and individually warrant that the information set out in this report does not contain any misrepresentation, misleading statement or material omission; and jointly and severally accepts full responsibility as to the truthfulness, accuracy and completeness of the content herein.

     The first quarterly report of the Company for the year 2004 (the "First Quarterly Report") was prepared in accordance with the relevant rules and regulations of the China Securities Regulatory Commission.

     The unaudited financial statements of the Company for the first quarter of 2004 were prepared in accordance with the accounting rules and regulations of the People's Republic of China ("PRC GAAP").

     Mr. Yan Zhi Qing (Chairman), Mr. Wang Chang Shun (President), Mr. Xu Jie Bo (Chief Financial Officer and Vice President) and Mr. Xiao Li Xin (General Manager of the Financial Department) of the Company, warrant that the First Quarterly Report is true and complete.

2    BASIC PARTICULARS OF THE COMPANY

     2.1   BASIC INFORMATION OF THE COMPANY

           Stock abbreviation            China Southern

           Stock code                    600029 (A share), 1055 (H share), ZNH (ADs)

           Company Secretary:            Su Liang

           Securities Representative:    Lei Bin

           Correspondence Address:       Baiyun International Airport, Guangzhou, the People's Republic of China

           Telephone:                    020-86124737

           Facsimile:                    020-86659040

           e-mail address:               ir.cz@cs-air.com

     2.2   FINANCIAL INFORMATION

           2.2.1 Major Accounting Data and Financial Indices

                                                     AS AT           AS AT
                                             31 MARCH 2004   31 MARCH 2003         CHANGE
                                                                                      (%)
           Total assets (RMB'000)               40,449,545      39,372,204           2.74

           Shareholders' equity
            (excluding minority interests)
            (RMB'000)                           11,745,766      11,549,850           1.70

           Net assets per share (RMB)                 2.69            2.64           1.89

           Adjusted net assets per
            share (RMB)                               2.61            2.59           0.77

                                                   FOR THE
                                               PERIOD FROM         FOR THE
                                            1 JANUARY 2004    PERIOD ENDED
                                          TO 31 MARCH 2004   31 MARCH 2004         CHANGE
                                                                                      (%)
           Net cash outflow from
            operating activities
            (RMB'000)                               11,097             N/A            N/A

           Earnings per share (RMB)                  0.045             N/A            N/A

           Return on net assets                       1.7%             N/A            N/A

           Return on net assets
            after extraordinary
            gains and losses                          1.8%             N/A            N/A

           EXTRAORDINARY (GAINS)/LOSSES                                            AMOUNT
                                                                                (RMB'000)
           Non-operating expenses
             Net loss on disposal
              of fixed assets                                                         397
             Others, net                                                           10,291
                                                                                   ------
           Total                                                                   10,688
                                                                                   ======

           2.2.2 Profit and Loss Account

                                                 CONSOLIDATED    THE COMPANY
                                                    JANUARY -      JANUARY -
                                                  MARCH, 2004    MARCH, 2004
                                                      RMB'000        RMB'000
           REVENUE FROM PRINCIPAL OPERATIONS        5,245,109      3,618,154
           Less: Operating costs of principal
            operations                              4,041,279      2,905,338
           Business taxes and surcharges              153,297        102.676
                                                    ---------      ---------
           PROFIT FROM PRINCIPAL OPERATIONS         1,050,533        610,140
           Add: Profit from other operations           80,773         74,927
           Less: Selling expenses                     401,859        275,227
           General and administration expenses        224,812        131,959
           Financial expenses                         184,660        141,236
                                                    ---------      ---------

           OPERATING PROFIT                           319,975        136,645
           Add: Investment income                       7,685         91,282
           Non-operating income                         1,801            334
           Less: Non-operating expenses                12,489          6,878
                                                    ---------      ---------
           PROFIT BEFORE INCOME TAX                   316,972        221,383
           Less: Income tax                            58,421         25,467
           Less: Minority interests                    62,635              -
                                                    ---------      ---------
           Net Profit                                 195,916        195,916
                                                    =========      =========

     2.3 As at the end of the reporting period, the Company had a total number of 155,710 shareholders.

3    MANAGEMENT DISCUSSION AND ANALYSIS

     3.1 BRIEF ANALYSIS OF THE COMPANY'S OVERALL OPERATIONAL ACTIVITIES DURING THE REPORTING PERIOD

           [X] Applicable      [ ] Not Applicable

           During the reporting period, the domestic aviation market continued to recover with strong demand for air transportation, which was mainly stimulated by the continuous stable economic development and the increase in domestic consumption level. For the first quarter of 2004, our aviation transportation business maintained a good trend of growth. All production indices were higher as compared to the same period of last year. Among which, the Company's total traffic volume was 1,041,600,000 tonne-kilometers, representing a growth of 5.6% over the same period of last year; passengers carried were 6,413,000, representing an increase of 17.1% from the same period last year; Cargo and mail traffic amounted to 124,000 tonne, representing an increase of 0.8% from the same period last year; passenger load factor was 65.3%, representing a growth of 4.1% over the corresponding period last year. Meanwhile, the revenues and profits from our principal operations were RMB5,245,109,000 and RMB1,050,533,000 respectively, which resulting in a net profit of RMB195,916,000. This is the first quarterly report for the period from 1 January to 31 March announced by the Company. Therefore, no comparative figures for the corresponding period of last year are available.

     3.1.1 PRINCIPAL OPERATIONS OR PRODUCTS REPRESENTING MORE THAN 10% OF THE INCOME OR PROFIT FROM THE COMPANY'S PRINCIPAL OPERATIONS

           [X] Applicable      [ ] Not Applicable

           PRINCIPLE OPERATION                                      GROSS PROFIT
           (BY BUSINESS OR PRODUCT)          INCOME        COSTS          MARGIN
                                                                             (%)
           Income from
            transportation (RMB'000)      5,245,109    4,041,279           22.95
           Including: connected
            transactions (RMB'000)                -      209,145             -

     3.1.2 ANALYSIS OF SIGNIFICANT EVENTS AND THEIR IMPACT AND SOLUTIONS

           [X] Applicable      [ ] Not Applicable

           In accordance with the reply by the State Tax Bureau in Guangzhou Economic and Technology Development Zone in relation to the applicable rate on enterprise income tax on the part of China Southern Airlines Company Limited, the Company is liable to pay enterprise income tax at the rate applicable to manufacturing foreign investment enterprises in Guangzhou Economic and Technology Development Zone, with effect from 1 October 2003.

As at the date of this Announcement, the Directors of the Company are Yan Zhi Qing, Liu Ming Qi, Wang Chang Shun, Peng An Fa, Wang Quan Hua, Zhao Liu An, Zhou Yong Qian, Zhou Yong Jin, Xu Jie Bo and Wu Rong Nan as executive Directors and Simon To, Peter Lok, Wei Ming Hai, Wang Zhi and Sui Guang Jun as independent non-executive Directors.

                                                   By order of the Board
                                          CHINA SOUTHERN AIRLINE COMPANY LIMITED
                                                       YAN ZHI QING
                                                         Chairman

Guangzhou, the People's Republic of China
28 April 2004

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                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         CHINA SOUTHERN AIRLINES COMPANY LIMITED



                                         By /s/ Su Liang
                                            ------------------------------------
                                            Name:  Su Liang
                                            Title: Company Secretary


Date:  April 30, 2004